April 23, 2026

William Mobley
Chief Executive Officer
FreeCast, Inc.
6901 TPC Drive, Suite 100
Orlando, FL 32822

       Re: FreeCast, Inc.
           Registration Statement on Form S-1
           Filed April 17, 2026
           File No. 333-295161
Dear William Mobley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Jeffrey A. Bahnsen